NO ACT

PE
4-24-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12027852

Received SEC

JUN 28 2012

Washington, DC 20549

June 28, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6/28/12

Eileen Nugent
Skadden, Arps, Slate, Meagher & Flom LLP
eileen.nugent@skadden.com

Re: Medtronic, Inc.
Incoming letter dated April 24, 2012

Dear Ms. Nugent:

This is in response to your letter dated April 24, 2012 concerning the shareholder proposal submitted to Medtronic by Kenneth Steiner. We also have received a letter on the proponent's behalf dated May 22, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

June 28, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Medtronic, Inc.
Incoming letter dated April 24, 2012

The proposal requests that the board amend Medtronic's governing documents "to allow shareowners to make board nominations" under the procedures set forth in the proposal.

We are unable to conclude that Medtronic has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(2) or 14a-8(i)(6). In this regard, we note that the opinion of your counsel includes an assumption that paragraph 5 of the proposal would cause Medtronic to violate state law by requiring the board to justify any different treatment of director nominees or directors as "both fair and necessary." In our view, this is an assumption about the operation of the proposal that is not necessarily supported by the language of the proposal. Accordingly, we do not believe that Medtronic may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2) or 14a-8(i)(6).

We are unable to concur in your view that Medtronic may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor Medtronic in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Medtronic may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Medtronic may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Medtronic may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Sebastian Gomez Abero
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

May 22, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Medtronic, Inc. (MDT)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the company request to avoid this rule 14a-8 proposal.

Our Company proposes grounds for exclusion under four subdivisions of Rule 14a-8. None of these grounds have merit. I address each in the order they are raised in the Company's April 24, 2012 letter.

Company's letter Section IV claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law."

To argue that proxy access is illegal in Minnesota, one must cite a specific statute being violated or legal precedent. Neither our Company's letter nor the Legal Opinion attached make any such argument regarding proxy access. In fact, the Minnesota Business Corporation Act (MBCA) contains no such prohibition. Medtronics own bylaws specifically provide a role to shareholders in prescribing procedures for filling vacancies of the Board (my emphasis):

> 6.5 Amendments. The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the corporation, *subject to the power of the shareholders to change or repeal the same*, provided, however, that the Board shall not adopt, amend or repeal any Bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the Board, or fixing the number of directors or their classifications, qualifications or terms of office, but may adopt or amend a Bylaw that increases the number of directors.

Instead of citing any specific violation of law, our Company argues that affording "equal treatment" to board candidates and members nominated under the provisions requested might "cause the Board to violate its fiduciary duties to shareholders and, as such, would, impermissibly, limit the Board's discretion in violation of Minnesota law."

The Legal Opinion attached as exhibit B argues "the board would have no ability under the Shareholder Proposal to exclude from its proxy statement nominees from Medtonic's competitors, nominees that have criminal violations or other nominees that, by any reasonable or ordinarily prudent person standard, would not be desirable directors of Medtronic... Forcing

Medtronic to include any and all shareholder nominees in its proxy statement, regardless of their backgrounds, suitability or experience, is in out opinion, inconsistent with the board's fiduciary duties imposed under the MBCA."

The Proposal makes no effort to change the duties of the board or to waive fiduciary duty. If fiduciary duty requires some action by the Board, then it is necessary. The Proposal gives no advantage to candidates nominated by shareowners. It simply requests they be afforded "equal treatment."

Boards must meet their fiduciary duties. Those obligations would not change with adoption of the Shareholder Proposal. Paragraph 5 requires the Board to make public, an explanation through published procedures of why the Board believes it is necessary to discriminate against candidates nominated or directors elected through the Shareholder Proposal's provisions and why such procedures are both fair and necessary. In cases where such candidates or members are afforded "equitable treatment," no such public explanation is necessary. Our Company has shown no violation of Rule 14a-8(i)(2).

Company's letter Section V claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal."

As described in our Company's letter, this claim is predicated on the claim addressed in the preceding section that the Proposal would strip the Board of its ability to exercise its fiduciary duties." As discussed above, those claims are false. This argument, which relies on those false claims, is also false. Our Company has shown no violation of Rule 14a-8(i)(6).

Company's letter Section VI claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9."

Our Company claims the Proposal is excludable as vague because it "does not provide specific information as to when the sixty day time period begins and ends or what pricing metric (i.e. closing prices, intra-day trading high or volume weighted average price) is to be used to determine the value of the stock."

The proposal clearly refers to the "preceding sixty days" meaning the sixty days prior to submission of the proposal. Since we are counting the preceding days, the time period would end at the end of the day on the day before submission of the proposal, since that would be the sixtieth day prior to the day of the proposal.

With regard to "pricing metric," the question raises a technicality that is so minor that the SEC doesn't attempt to address the issue in its eligibility requirements under Section 14a-8. The mere fact that a precatory proposal leaves minor technical details to the discretion of the board doesn't mean the proposal is vague.

Our Company claims the Proposal is excludable as misleading because of "statements leading shareholders to assume shareholder nominated directors will own shares of the Company" when the Proposal contains no such requirement. The "whereas" paragraph of the Proposal references independent research by GMI that "four of our directors held no stock. Four received negative votes from 9% to 36%." This is a simple statement of fact. The Proposal makes no assertion, either explicitly or implied, that all nominees submitted under the Proposal will own stock, any more than it guarantees no such nominees will ever receive negative votes. Our Company has shown no violation of Rule 14a-8(i)(3).

Company's letter Section VII claims "The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members the Company Expects to Nominate for Reelection at the 2012 Annual Meeting of Shareholders."

Our Company claims "the Proposal's whereas clause explicitly criticizes the competence, business judgment and character of four Medtronic board members" because they do not own stock in Medtronic" and "don't share our risk, yet awarded our CEO a base salary that exceeded the limit for IRS deductibility by 25%."

The statements in the Proposal don't name individual board members. Even if shareowners can research and identify such members by name, the Proposal doesn't state or imply that such directors are targeted for removal or are unfit to hold office. The statements question the board's overall composition, not the qualifications of individual board members.

As another example, our Company calls into question a statement in the whereas paragraph that "one director served on four boards, another on five," saying "this insinuation calls into question the competence and business judgment of the directors in deciding how many boards to belong to and impugns their characters."

Again, most of the whereas paragraph is simply a statement of what is reported by GMI. There may be many reasons why serving on multiple boards is desirable. The whereas paragraph itself notes advice from the Council of Institutional Investors that there may well be "unusual, specified circumstances" justifying such service on multiple boards. Yet our Company fails to point to any such unusual circumstances, choosing instead to malign my intent.

Our Company also objects, "the Proposal itself does not state that any candidates nominated by shareholders would be limited from serving on multiple boards." No, indeed, it does not and no such requirement is contemplated by the Proposal nor is such a limitation required by Rule 14a(i)(8)(iii). Our Company has shown no violation of Rule 14a(i)(8)(iii).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Jeff Warren <jeff.warren@medtronic.com>

[MDT: Rule 14a-8 Proposal, March 14, 2012, revised March 16, 2012]

3* – Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is based on a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_004.pdf. According to independent research by GMI dated 1/12/2011 (http://www2.gmiratings.com), four of our directors held no stock. Four received negative votes from 9% to 36%. They don't share our risk, yet awarded our CEO a base salary that exceeded the limit for IRS deductibility by 25%. One director served on four boards, another on five. Both have full-time jobs. The Council of Institutional Investors advises, "Absent unusual, specified circumstances, directors with full-time jobs should not serve on more than two other boards."

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

   a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

   b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. All members of any party nominating under item 1(a), and at least fifty members of any party nominating under item 1(b), must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our company.

Please encourage our board to adopt this proposal 3*.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-3176
DIRECT FAX
(917) 777-3176
EMAIL ADDRESS
EILEEN.NUGENT@SKADDEN.COM

April 24, 2012

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Medtronic, Inc. – 2012 Annual Meeting
Omission of Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Medtronic, Inc., a Minnesota corporation ("Medtronic" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Medtronic's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner (the "Proponent") from the proxy materials to be distributed by Medtronic in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent and his designee, John Chevedden, as notice of Medtronic's intent to exclude the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent and Mr. Chevedden that if the Proponent or Mr. Chevedden submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Medtronic.

I. The Proposal

The Proposal is set forth below.

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_003.pdf. According to independent research by GMI dated January 12, 2011, four of our directors held no stock. Four received negative votes from 9% to 36%. They don't share our risk, yet awarded our CEO a base salary that exceeded the limit for IRS deductibility by 25%. One director served on four boards, another on five. Both have full-time jobs. The Council of Institutional Investors advises, "Absent unusual, specified circumstances, directors with full-time jobs should not serve on more than two other boards."

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms, shall include, listed with the board's nominees, alphabetically by last name, nominees of:

    a. Any party of one or more shareowners that has collectively held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

    b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding sixty days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to twelve percent of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. All members of any party nominating under item l(a), and at least fifty members of any party satisfying item 1(b), must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our company.

Please encourage our board to implement this proposal 3*.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Medtronic's view that it may exclude the Proposal from the 2012 proxy materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would violate Minnesota law;

- Rule 14a-8(i)(6) because Medtronic lacks the power or authority to implement the Proposal;

- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9; and

- Rule 14a-8(i)(8)(iii) because the Proposal questions the competence, business judgment and character of directors that Medtronic expects to nominate for reelection at the upcoming annual meeting of shareholders.

III. Background

The Company received the Proposal, accompanied by a cover letter from the Proponent, on March 19, 2012. A copy of the Proposal and the cover letter are attached hereto as Exhibit A.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. As discussed below and based upon the legal opinion of Fredrikson & Byron P.A. regarding Minnesota law, attached hereto as Exhibit B (the "Minnesota Opinion"), implementation of the Proposal would cause the Company to violate Minnesota law. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2) as a violation of law.

The Proposal requests that the Company's board of directors (the "Board") amend the Company's governing documents to allow shareholders to nominate, subject to certain substantive and procedural criteria that are included in the Proposal, individuals for election to the Board and to have such individuals included in the Company's proxy materials.

The Company is a Minnesota corporation. As more fully detailed in the Minnesota Opinion, the governing documents of a Minnesota corporation cannot contain any provision that is inconsistent with the Minnesota Business Corporation Act (the "Act"). Under the Act, the power and authority to manage a Minnesota corporation rests in the corporation's board of directors.

One of the substantive requirements contained in the Proposal, is that "[a]ll board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees." As more fully explained in the Minnesota Opinion, inclusion of this "equivalent treatment" provision in the Company's governing documents could cause the Board to violate its fiduciary duties to shareholders and, as such, would, impermissibly, limit the Board's discretion in violation of Minnesota law.

The Proposal does not provide the Board with the necessary discretion to exclude (or otherwise treat unequally) any shareholder nominee if, in the exercise of the Board's fiduciary duties, the Board determined that such exclusion (or unequal treatment) was in the best interest of the Company and its shareholders. Indeed, the Proposal effectively requests that the Board amend the Company's governing documents to strip the Board of any discretion in this matter, even where the Board's fiduciary duties require such discretion to be exercised. Accordingly, implementation of the Proposal would infringe on the Board's powers provided for under the Act and cause the Company to violate Minnesota law.

Furthermore, while the Proposal tries to address this encroachment upon the Board's powers ("should the board determine that aspects of such treatment cannot be equivalent, the board shall establish...procedures reasonably designed to ensure that such differences are both fair and necessary") by allowing the Board to establish alternate procedures, the Proposal still impermissibly encroaches upon the Board's management of the Company. The Proposal establishes a standard by which the Board is to act (i.e. both "fair and necessary"), which, as discussed in more detail in the Minnesota Opinion, is contrary to Minnesota law.

On numerous occasions, the Staff, pursuant to Rule 14a-8(i)(2), has permitted exclusion of shareholder proposals regarding amendments to governing documents that, if implemented, would cause the company to violate state law. See, e.g., *Vail Resorts, Inc.* (Sep. 16, 2011) (concurring with exclusion of shareholder proposal to amend the bylaws to "make distributions to shareholders a higher priority than debt repayment or asset acquisition" under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *Ball Corp.* (Jan. 25, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company take the necessary steps to declassify its board of directors where such declassification would violate state law); *Citigroup, Inc.* (Feb. 18, 2009) (concurring with exclusion of shareholder proposal to amend the bylaws to establish a board committee on U.S. economic security under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); *AT&T Inc.* (Feb. 19, 2008) (concurring with the exclusion of a shareholder proposal requesting that the company take the necessary steps to amend the company's governing documents to permit shareholders to act by written consent because the proposal would cause the company to violate state law); *The Boeing Co.* (Feb. 19, 2008) (same); *Monsanto Co.* (Nov. 7, 2008, reconsideration denied, Dec. 18, 2008) (concurring with exclusion of shareholder proposal to amend the bylaws to require directors to take an oath of allegiance to the U.S. Constitution under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law); and *Hewlett-Packard Co.* (Jan. 6, 2005) (concurring with exclusion of a shareholder proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" under Rule 14a-8(i)(2) because the proposal would cause the company to violate state law).

Because the Proposal violates Minnesota law, it is excludable under Rule 14a-8(i)(2).

V. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has recognized that proposals that, if implemented, would cause the company to breach state law may be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(6). See *Ball Corp.* (Jan. 25, 2010) (concurring with exclusion of shareholder proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)); *NVR, Inc.* (Feb. 17, 2009) (same); *AT&T Inc.* (Feb. 19, 2008) (same); *The Boeing Co.* (Feb. 19, 2008) (same); *Noble Corp.* (Jan. 19, 2007) (same); *SBC Communications Inc.* (Jan. 11, 2004) (same); *Xerox Corp.* (Feb. 23, 2004) (same); and *Sears, Roebuck & Co.* (Feb. 17, 1989) (same, under predecessor rule). See also Section B. of SLB 14D.

As discussed above and in the Minnesota Opinion, the Proposal's implementation would cause Medtronic to violate Minnesota law because implementation of the Proposal would strip the Board of its ability to exercise its fiduciary duties in connection with the inclusion of nominees to the Board in Medtronic's proxy materials. Thus, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating Minnesota law, it is also excludable under Rule 14a-8(i)(6) as it is beyond Medtronic's power to implement.

VI. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal Is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9.

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No.14B (Sept. 15, 2004) ("SLB 14B"), the Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Furthermore, in SLB 14B, the Staff stated that a company may rely on Rule 14a-8(i)(3) to exclude or modify a statement where the company "demonstrates objectively that a factual statement is materially false or misleading." Moreover, the Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. See *Wal-Mart Stores, Inc.* (Apr. 2, 2001) (concurring with the exclusion of the proposal as vague and indefinite; the proposal implied that its requirement of removing "genetically engineered crops, organisms or products" related only to the sale of food products, when this was not the case).

In particular, the Staff has consistently held that a shareholder proposal is excludable under Rule 14a-8(i)(3) if the proposal fails to define key terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. See, e.g., *The Boeing Co.* (Mar. 2, 2011), *General Electric Co.* (Feb. 10, 2011), *Motorola, Inc.* (Jan. 12, 2011) (allowing, in each case, for exclusion under 14a-8(i)(3) of a proposal that did not explain the meaning of "executive pay rights" because the company had numerous compensation programs, which meant that the proposal was subject to materially different interpretations); *Verizon Communications Inc.* (Feb. 21, 2008) (allowing for exclusion of a proposal where the proposal failed to define the terms "Industry Peer group" and "relevant time period"); *Berkshire Hathaway, Inc.* (Mar. 2, 2007) (allowing for exclusion of proposal under Rule 14a-8(i)(3) where proposal prohibited company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order); *Prudential Financial, Inc.* (Feb. 16, 2007) (allowing for exclusion of a proposal where the proposal was vague on the meaning of "management controlled programs" and "senior management incentive compensation programs"); and *Woodward Governor Co.* (Nov. 26, 2003) (allowing for exclusion of a proposal where the proposal involved executive compensation and was unclear as to which executives were covered).

Furthermore, the Staff has regularly concurred with the exclusion of shareholder proposals that rely on an external standard for a central element of the proposal when the proposal and supporting statement failed to describe sufficiently the substantive provisions of the external standard. For example, in *Chiquita Brands International, Inc.* (Mar. 7, 2012), the Staff concurred with the exclusion of a proposal that required the company's proxy to include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements." The Staff agreed with the company's argument that the specific shareholder eligibility requirements were a central aspect of the proposal and that the reference to "SEC Rule 14a-8(b) eligibility requirements" did not provide sufficient clarity for the shareholders to determine the requirements based on the language of the proposal. See also *MEMC Electronic Materials, Inc.* (Mar. 7, 2012) (concurring with the exclusion of a proposal requiring that shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" be permitted to nominate directors where the proposal failed to adequately clarify the substance of such requirements in the body of the proposal); *Sprint Nextel Corporation* (Mar. 7, 2012) (concurring with the exclusion of a proposal requiring that shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" be permitted to nominate directors where the proposal failed to adequately clarify the substance of such requirements in the body of the proposal); *AT&T, Inc.* (Feb. 16, 2010), (concurring with the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments. . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2" and agreeing with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning). See also *Exxon Mobil Corp.* (Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *Boeing Co.* (Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *PG&E Corp.* (Mar. 7, 2008) (concurring in the exclusion of a proposal that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed); *Johnson & Johnson* (Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights"); and *Kohl's Corp.* (Mar. 13, 2001) (concurring with the exclusion of proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

The Proposal, which states that the Company must include in its proxy statement, form of proxy and voting instruction forms any nominee submitted by "[a]ny party of shareowners of whom fifty or more have each held continuously for one year, a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000," suffers from the same infirmity as the proposals in the precedents cited above, in that it is materially vague and indefinite because it fails to define key terms and is subject to multiple interpretations. The Proposal is a slightly revised version of a previous proposal that relied upon an external standard, Rule 14a-8(b), in order to implement a central aspect of the Proposal (shareholder eligibility requirements for nominating directors) but failed to describe the substantive provisions of the standard. In this new iteration of the Proposal, the Proponent has removed the previous external standard but relies upon undefined key terms ($2000 share value) and terms that are subject to differing interpretations ("at some point within the preceding 60 days") in order to implement a central aspect of the Proposal (shareholder eligibility requirements for nominating directors) but the Proposal (including the supporting statement) fails to define the substantive provisions of the key terms and is subject to multiple interpretations.

In particular, the Proposal does not provide specific information as to when the sixty day time period begins and ends or what pricing metric (i.e. closing prices, intra-day trading high or volume weighted average price) is to be used to determine the value of the stock. Without an explanation of which shareholders would be eligible to nominate directors under the Proposal's requested policy, shareholders will be unable to determine the effect of implementing the Proposal that they are being asked to vote upon. The aim of the Proposal is to give certain shareholders or shareholder groups the ability to include their director nominees in the Company's proxy materials. Thus, the provision containing the reference to a sixty day time period and $2000 stock value is of central importance to the Proposal, as it is one of the only two provisions governing the critical issue of which shareholders are eligible to utilize the provisions requested under the Proposal.

In addition, the Proposal is materially misleading because it alleges that certain of the directors do not own shares in the corporation and do not share the risk of shareholders, and therefore proposes that actual shareholders be permitted to make director nominations. However, the Proposal does not require the director nominees to own any shares, so the Proposal falsely leads shareholders to assume that shareholder nominated directors will own Medtronic shares.

The failure of the Proposal to explain the eligibility requirements of the policy requested by the Proposal and the statements leading shareholders to assume shareholder nominated directors will own shares of the Company render the Proposal vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9. Accordingly, the Proposal may be omitted from the Company's 2012 proxy materials pursuant to Rule 14a-8(i)(3).

VII. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members the Company Expects to Nominate for Reelection at the Upcoming Annual Meeting of Shareholders.

The Proposal is excludable pursuant to Rule 14a-8(i)(8)(iii), which permits the exclusion of a shareholder proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors."

In 2010, the Commission adopted amendments to Rule 14a-8(i)(8) to codify prior Staff interpretations and expressly allow for the exclusion of a proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors." Securities Exchange Act Release No. 34-62764 (Aug. 25, 2010) (the "2010 Release"). As explained in the 2010 Release, the amendment to Rule 14a-8(i)(8) "was not intended to change the [S]taff's prior interpretations or limit the application of the exclusion" but rather to "provide more clarity to companies and shareholders regarding the application of the exclusion." See also Securities Exchange Act Release No. 34-56914 (Dec. 6, 2007) (noting that the Staff has taken the position that a proposal would be subject to exclusion under Rule 14a-8(i)(8) if the proposal "could have the effect of . . . questioning the competence or business judgment of one or more directors").

On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the competence, business judgment, or character of directors who will stand for reelection at an upcoming annual meeting of shareholders. See *Rite Aid Corp.* (Apr. 1, 2011) (concurring with the exclusion of a shareholder proposal that explicitly criticized the business judgment, competence and service of directors because the supporting statement "appear[ed] to question the business judgment of board members whom Rite Aid expects to nominate for reelection at the upcoming annual meeting of shareholders"); *Marriott Int'l., Inc.* (Mar. 12, 2010) (concurring with the exclusion of a shareholder proposal that explicitly targeted two directors for removal from the board and questioned their suitability because the proposal "appear[ed] to question the business judgment of a board member whom Marriott expects to nominate for reelection at the upcoming annual meeting of shareholders"); *Brocade Communications Systems, Inc.* (Jan. 31, 2007) (concurring with the exclusion of a shareholder proposal stating that "any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election," as appearing to "question the business judgment of board members whom Brocade indicates will stand for reelection at the upcoming annual meeting of shareholders"); *Exxon Mobil Corp.* (Mar. 20, 2002) (concurring with the exclusion of a shareholder proposal that referred to the chief executive officer as causing negative perceptions of the company because it "appear[ed] to question the business judgment of Exxon Mobil's chairman, who will stand for reelection at the upcoming annual meeting of shareholders"); and *Black & Decker Corp.* (Jan. 21, 1997) (concurring with the exclusion of a shareholder proposal requesting that the board disqualify anyone who has served as chief executive from serving as chairman of the board because it "appear[ed] that the actions contemplated by the proposal, together with certain contentions made in the supporting statement, question[ed] the business judgment, competence and service of the Company's chief executive officer who . . . the Company indicates will stand for reelection at the upcoming annual meeting of shareholders").

The Proposal's whereas clause explicitly criticizes the competence, business judgment and character of four of Medtronic's board members. Although the Proposal does not mention the board members specifically by name, such individual directors are easily identified by the fact that, as the Proposal points out, they do not own stock in Medtronic. Medtronic presently expects that each of these four directors will be re-nominated for election as a director at its upcoming annual meeting. Specifically, the whereas clause questions the directors' competence, business judgment and character by stating that they "don't share our risk, yet awarded our CEO a base salary that exceeded the limit for IRS deductibility by 25%." This sentence squarely calls into question these four directors' competence, business judgment and character. In addition, the Proposal implies that certain of the directors are members of too many boards. This insinuation calls into question the competence and business judgment of the directors in deciding how many boards to belong to and impugns their characters, when there is no Company rule dictating a certain number of boards to which directors may belong. Such an implication is particularly troubling because it maligns the character of the directors for serving on multiple boards, when the Proposal itself does not state that any candidates nominated by shareholders would be limited from serving on multiple boards.

Because the Proposal questions certain of the directors' competence and business judgment, the Proposal is excludable from the Company's 2012 proxy materials pursuant to Rule 14a-8(i)(8)(iii).

VIII. Conclusion

For the foregoing reasons, Medtronic respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2012 proxy materials pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(3), Rule 14a-8(i)(6) and Rule 14a-8(i)(8)(iii).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Eileen Nugent

Attachments

cc: Mr. Kenneth Steiner

Mr. John Chevedden

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Omar Ishrak
Chairman of the Board
Medtronic, Inc. (MDT)
710 Medtronic Pkwy
Minneapolis MN 55432
Phone: 763 514-4000
Fax: 763 514-4879

REVISED MARCH 16, 2012

Dear Mr. Ishrak,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email ~~to~~ FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

2/5/2012
Date

cc: D. Cameron Findlay
Corporate Secretary

[MDT: Rule 14a-8 Proposal, March 14, 2012, revised March 16, 2012]

3* – Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is based on a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_004.pdf. According to independent research by GMI dated 1/12/2011 (http://www2.gmiratings.com), four of our directors held no stock. Four received negative votes from 9% to 36%. They don't share our risk, yet awarded our CEO a base salary that exceeded the limit for IRS deductibility by 25%. One director served on four boards, another on five. Both have full-time jobs. The Council of Institutional Investors advises, "Absent unusual, specified circumstances, directors with full-time jobs should not serve on more than two other boards."

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

   a. Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or

   b. Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

2. Any such party may make one nomination or, if greater, a number of nominations equal to 12% of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. All members of any party nominating under item 1(a), and at least fifty members of any party nominating under item 1(b), must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement regarding any nomination with any member of another nominating party, including the Company's board.

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the governing documents of our company.

Please encourage our board to adopt this proposal 3*.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Fredrikson
& BYRON, P.A.

April 24, 2012

Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Ladies and Gentlemen:

We are in receipt of the Shareholder Proposal submitted to Medtronic, Inc., a Minnesota corporation ("Medtronic"), by Kenneth Steiner (the "Proponent") dated February 2, 2012, as revised March 16, 2012, which the Proponent intends to present at the Medtronic 2012 annual meeting of shareholders (the "Shareholder Proposal"). We have acted as local Minnesota counsel to Medtronic for purposes of rendering to you this opinion letter in connection with the Shareholder Proposal as to certain matters under the Minnesota Business Corporation Act, Minn. Stat. § 302A.001 et. seq. (the "MBCA").

In connection with this opinion, we have reviewed the following documents presented to us:

(a) Medtronic's Restated Articles of Incorporation, as amended to the date hereof (the "Articles");

(b) Medtronic's Bylaws, as amended to the date hereof (the "Bylaws"); and

(c) the Shareholder Proposal and its supporting statement.

I. The Shareholder Proposal.

The Shareholder Proposal asks Medtronic's Board of Directors, "*to the fullest extent permitted by law, to amend [Medtronic's] governing documents to allow shareowners to make board nominations*" in accordance with certain substantive and procedural criteria. Such criteria include, but are not limited to, the following:

"*1. The Company proxy statement, form of proxy, and voting instructions forms, shall include, listed with the board's nominees, alphabetically by last name, nominees of:*

Attorneys & Advisors
main 612.492.7000
fax 612.492.7077
www.fredlaw.com

Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota
55402-1425

MEMBER OF THE WORLD SERVICES GROUP
A Worldwide Network of Professional Service Providers

OFFICES
Minneapolis / Bismarck / Des Moines / Fargo / Monterrey, Mexico / Shanghai, China

a. *Any party of one or more shareowners that has collectively held, continuously for two years, one percent of the Company's securities eligible to vote for the election of directors and/or*
b. *Any party of shareowners of whom fifty or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding days, was worth at least $2,000.*

5. All board candidates and members originally nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary. Nominees may include in the proxy statement a 500 word supporting statement."

II. Discussion.

As set forth in greater detail below, it is our opinion that the Shareholder Proposal, if implemented by Medtronic, would not be valid under the MBCA because the amendments which it envisions being adopted by Medtronic's Board of Directors would violate the MBCA and, therefore, Medtronic lacks the power and authority to implement the Shareholder Proposal.

A. The Articles and Bylaws of a Minnesota Corporation Must Be Consistent with the MBCA.

Pursuant to the MBCA, "[b]ylaws may contain any provision relating to the management of the business or the regulation of the affairs of the corporation not inconsistent with section 302A.201 or any other provision of law or the articles." Minn. Stat. § 302A.181, subd. 1. See e.g. Issacs v. American Iron & Steel Co., 690 N.W. 2d 373, 376 (Minn. App. 2004) (stating "Bylaws establish rules for a corporation's internal governance and may contain any provision relating to management of the business that is not inconsistent with state law").

Similarly, the articles of incorporation of a Minnesota corporation "may contain other provisions not inconsistent with section 302A.201 or any other provision of law relating to the management of the business or the regulation of the affairs of the corporation." Minn. Stat. § 302A.111, subd. 5. The reference in Section 302A.111, subd. 5 to Section 302A.201 "is intended to clarify that no amendment to the articles of incorporation that limits the rights and obligations of the board of directors to manage the business and affairs of a corporation would be permitted." 18 John H. Matheson and Philip S. Garon, Minnesota Practice, § 2.16, n.1.[1]

[1] The same discussion notes that the bylaws of a Minnesota corporation also may not include any provisions that are inconsistent with Section 302A.201. Rather, the rights and obligations of the board of directors to manage the

B. Powers and Duties of Directors of Minnesota Corporations.

The Shareholder Proposal would, in our opinion, violate the MBCA because it is inconsistent with the provisions of the MBCA that vest management authority of a Minnesota corporation in the board of directors of a corporation. Despite attempting to provide purported flexibility for the Medtronic board of directors with respect to "aspects" of shareholder nominee treatment, the Shareholder Proposal would force the members of the Medtronic Board of Directors to take action without an ability to comply with their fiduciary duties under Minnesota law to Medtronic and its shareholders.

Under the MBCA, the board of a Minnesota corporation, not its shareholders, is responsible for managing the business and affairs of the corporation. Specifically, "the business and affairs of a corporation shall be managed by or under the direction of a board." Minn. Stat. § 302A.201, subd. 1. In addition, Minnesota courts have held that the board of directors of a corporation is invested with general power to manage the corporation. See e.g. Mair v. Southern Minn. Broadcasting Co, 226 Minn. 137, 32 N.W.2d 177 (1948) (stating, "[t]he board of directors has the right to manage the corporation"). "The standard rule of corporate organization is that the board of directors is the managing body, which normally carries out its function by delegating to and supervising the corporation's officers." Matter of Hibbing Taconite Co., 431 N.W. 2d 885, 893 (Minn. App. 1988).

C. The Shareholder Proposal Limits and Redefine Duties of the Directors, Which is in Violation of the MBCA and Minnesota Law.

The Shareholder Proposal limits and redefines the duties of the directors in the context of director elections. Specifically, the Shareholder Proposal states that "*members nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees*" and that "*should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure such differences are both fair and necessary.*" The duties and limitations specified in the Shareholder Proposal conflict and are inconsistent with the fiduciary duties of directors under the MBCA and Minnesota law.

A director stands in a fiduciary relationship to the corporation and its shareholders, and as such, owes a duty of care and loyalty to each. Specifically, the directors of a Minnesota corporation "shall discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances." Minn. Stat. §

business and affairs of the corporation "may be limited, or undertaken by the shareholders rather than by the board, only by unanimous action of the holders of voting shares or by a shareholder control agreement." Id. See the further discussion regarding unanimous shareholder action under II.C. below.

302A.251 subd. 1. The Minnesota Supreme Court has stated that the "directors of a corporation occupy a fiduciary relation to it which imposes upon them the duty to use the authority given them solely for the benefit of the corporation and its stockholders, and to exercise ordinary business care and diligence…." Lake Harriet State Bank v. Venie, 138 Minn. 339, 346-47, 165 N.W. 225, 228-29 (1917) (action against the directors of a Minnesota bank to recover amounts received by them). See also Miller v. Miller, 301 Minn. 207, 222 N.W. 2d 71 (1974) (emphasizing the "well-recognized, common-law principle that one entrusted with the active management of a corporation, such as an officer or director, occupies a fiduciary relationship to the corporation").

These fiduciary duties of directors are well established under Minnesota law and, as such, cannot be arbitrarily limited or redefined. See e.g. Ray v. Homewood Hospital, 223 Minn. 440, 444, 27 N.W.2d 409, 411 (Minn., 1947):

> "The law confines the business management of a corporation to its directors, and they are vested with a fiduciary responsibility to administer its affairs. As such, they are charged with the duty to act for the corporation according to their best judgment, *and in so doing they cannot be controlled in the reasonable exercise and performance of such duty.*"(emphasis added).

Accordingly, efforts to alter, limit or redefine pivotal director's duties to the corporation and its shareholders have been rejected. See e.g. Seitz v. Michel, 148 Minn. 80, 181 N.W. 102 (finding an agreement by which directors abdicate or bargain away in advance their judgment over the affairs of the corporation is contrary to public policy and void); and Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 360 (Del. 1993) ("Our starting point is the fundamental principle of Delaware law that the business and affairs of a corporation are managed by or under the discretion of its board of directors. In exercising these powers, directors are charged with an *unyielding* fiduciary duty to protect the interests of the corporation and to act in the best interests of its shareholders.") (emphasis added).[2] It is true that directors may restrict their managerial authority in some ways that do not go to the heart of director responsibility, and such restrictions may be taken by shareholder-adopted bylaw. See e.g. Frantz Mfg. Co. v. EAC Indust., 501 A.2d 401 (Del. 1985) (upholding bylaw that required unanimous attendance at board meetings, unanimous board approval for any board action, and unanimous ratification of any committee action). However, directors cannot abdicate or contract away their authority in a way that restricts their ability to fulfill their fiduciary duties, as the Shareholder Proposal would require. See e.g. Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (holding "[d]irectors may not delegate duties which lie 'at the heart of the management of the corporation.' A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters,'" but noting that "business decisions are not an abdication of directorial authority merely because they limit a board's freedom of future action") (citations omitted); Quickturn Design

[2] See later discussion regarding Minnesota courts' long-standing practice of considering and applying Delaware precedent when there is little or no direct, binding precedent under Minnesota law.

Systems v. Shapiro, 721 A.2d 1281 (Del., 1998) (finding that the "unremitting obligation" of the directors' fiduciary duties extends equally to board conduct in a contest for corporate control); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985) (stating that, in a corporate merger context, a director "may not abdicate" his fiduciary duties "by leaving to the shareholders alone the decision to approve or disprove the agreement"), overruled in part, on other grounds by Gantler v. Stephens, 965 A.2d 695, 714 n.54 (Del. 2009) (overruling Van Gorkom to the extent it held that a shareholder vote ratifying director action obviated judicial rule of the challenged action rather than subjecting the challenged director action to the business judgment rule); Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del., 2003) (provisions in a merger agreement that prevented the board from discharging its fiduciary responsibilities are invalid); and Paramount Commc'ns Inc. v. QVC Network, Inc., 637 A.2d 34, 51 (Del. 1994) ("To the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable").

The MBCA does differ from corporate statutes in other jurisdictions in an important respect. In other jurisdictions, the business and affairs of a corporation are managed or subject to the direction of a board, except as may otherwise be provided in the corporation's charter.[3] Section 302A.201 of the MBCA does not contain a similar exception whereby management of aspects of the business and affairs of the corporation can be taken from the board through some provision set forth in the corporation's charter. Instead, shareholders of a Minnesota corporation may bypass the board of directors and directly manage the business and affairs of the corporation, taking "any action that this chapter requires or permits a board to take" only by unanimous affirmative vote. Minn. Stat. § 302A.201, subd. 2.[4]

One main reason for the unanimous shareholder vote requirement relates to board liability for corporate actions. As discussed above, the board of directors of a Minnesota corporation has to comply with fiduciary duties in connection with the actions it takes. Minn. Stat. § 302A.251. In the unanimous shareholder vote portion of Section 302A.201 of the MBCA, the board members are specifically exempted from any liability only for actions taken by a unanimous vote of the shareholders. In such instance, the shareholders themselves are directly liable for any corporate action that they mandate by unanimous vote. Specifically, the statute provides that:

---

[3] See e.g. Section 141 of the Delaware General Corporation Law ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, **except as may otherwise be provided in this chapter or in the certificate of incorporation.**") (emphasis added).

[4] In the context of a publicly held corporation such as Medtronic, this statute is interpreted to mean that the directors, not the shareholders, have the right to manage the corporation because as a practical matter, unanimous shareholder action is only viable in closely-held corporations. See 18 John H. Matheson and Philip S. Garon, Minnesota Practice, § 3.2 (2004).

> (a) The directors have no duties, liabilities, or responsibilities under this chapter with respect to or arising from the [unanimous shareholder] action;
>
> (b) The shareholders collectively and individually have all of the duties, liabilities, and responsibilities of directors under this chapter with respect to and arising from the [unanimous shareholder] action;

Minn. Stat. § 302A.201, subd. 2 (a) and (b).

Thus, directors of a Minnesota corporation would not be held liable for breaches of fiduciary duty only in the instance where the shareholders take on that liability by acting pursuant to unanimous shareholder vote. The Shareholder Proposal, however, requests that the Medtronic "board take the necessary steps" to accomplish the change in shareholder voting standards described therein.

Even if such "necessary steps" were restricted solely to seeking unanimous shareholder approval, the decision itself to seek such approval implicates and triggers the directors' fiduciary duties.[5] The Shareholder Proposal, by its terms, requests that board action be taken, requiring the directors to take actions that might not be what the director "reasonably believes to be in the best interests of the corporation, with the care an ordinarily prudent person in a like position would exercise under similar circumstances," as would be required by the MBCA.[6]

Furthermore, because the MBCA imposes duties upon the board of directors in connection with actions taken by the board, such duties would be applicable to board actions taken in connection with the corporation's process of electing directors. Accordingly, these fiduciary duties are imposed upon the board of directors when taking action, on behalf of the corporation, in promoting the election of nominees who, under any reasonable or ordinarily prudent person standard, would be unsuitable directors for Medtronic.

While the Shareholder Proposal provides purported discretion to the board to alter "aspects" of nominee treatment, it does not expressly allow Medtronic to exclude any such nominee from its proxy statement. Thus, even if, in the exercise of the board's fiduciary duties, the board determined that excluding a nominee was in the best interests of Medtronic and its shareholders, Medtronic would not be allowed to do so. As an example, the board would have no ability under the Shareholder Proposal to exclude from its proxy statement nominees from Medtronic's competitors, nominees that have criminal violations or other nominees that, by any reasonable or ordinarily

[5] See the Ray and Van Gorkom cases discussed above.

[6] Further, seeking unanimous shareholder approval requires the board to take a futile action that does not provide the directors any ability to comply with their fiduciary duties. As most of the board members and officers of Medtronic own Medtronic stock, and because we are told they oppose the Shareholder Proposal and will vote against the Shareholder Proposal, it would be futile for the board to seek unanimous shareholder approval.

prudent person standard, would not be desirable directors of Medtronic. Rather, the board and Medtronic would be forced to promote the potential election of these persons to the board by including them in the proxy statement. Forcing Medtronic to include any and all shareholder nominees in its proxy statement, regardless of their backgrounds, suitability or experience, is in our opinion, inconsistent with the board's fiduciary duties imposed under the MBCA.

Although it is not direct precedent under Minnesota law, in 2008 the Delaware Supreme Court addressed a similar set of facts. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 240 (Del., 2008),[7] the Delaware Supreme Court held that a proposed bylaw violated Delaware law because it would have required the corporation to reimburse the expenses of shareholders who nominated candidates in a contested election of directors. The Delaware Supreme Court stated the proposal was in violation of Delaware law "because the Bylaw contains no language or provision that would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." Id. In reaching this conclusion, the Delaware Supreme Court explained that "in a situation where the proxy contest is motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the corporation, the board's fiduciary duty could compel that reimbursement be denied altogether." Id. "Such a circumstance could arise, for example, if a shareholder group affiliated with a competitor of the company were to cause the election of a slate of candidates committed to using their director positions to obtain, and then communicate, valuable proprietary strategic or product information to the competitor." Id at footnote 35. Following the CA case, in order to address the issue of proxy access, the Delaware legislature specifically amended the Delaware General Corporation Law ("DGCL") by adding Section 112 to expressly permit proxy access bylaws, such as those proposed by the Shareholder Proposal. Unlike in Delaware, the Minnesota legislature has made no such amendment to the MBCA.

Where, under Minnesota law, there is little or no direct binding precedent, Minnesota courts will look to outside jurisdictions for guidance. See Samuelson v. Prudential Real Estate, 696 N.W.2d 830, 833 (Minn. App. 2005) (applying the reasoning of a Delaware court that had addressed the same issue presented in a case of first impression in Minnesota). Minnesota courts have previously looked to Delaware law in the corporate law context, where Delaware has previously addressed the issue presented. Miller v. Miller, 301 Minn. 207, 225, 222 N.W.2d 71, 81 (1974) (adopting a flexible application of Delaware's "line of business" test as articulated in Guth v.

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[7] CA, 953 A.2d at 234. The Delaware Supreme Court did reject the premise that "*any* bylaw that in *any* respect might be viewed as limiting or restricting the power of the board of directors automatically falls outside the scope of permissive bylaws." Id. (emphasis in original). The CA court further stated that shareholders "have the right 'to participate in selecting the contestants' for election to the board. The shareholders are entitled to facilitate the exercise of that right by proposing a bylaw that would encourage candidates other than board-sponsored nominees to stand for election.") Id. at 237. However, even though the CA court found that, as a result, the bylaw amendment was a proper matter for shareholder action under the DGCL, the bylaw amendment itself, "as written, would violate Delaware law if enacted by CA's shareholders" because it could commit a board to a course of action which would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders. Id. at 240.

Loft, Inc., 23 Del. Ch. 255, 5 A.2d 503 (1939), to evaluate whether liability should be imposed for personally diverting a business opportunity properly belonging to the corporation); see also Reimel v. MacFarlane, 9 F. Supp. 2d. 1062, 1067 n.7 (D. Minn. 1998) ("Minnesota courts often look to Delaware law for assistance in developing rules of corporate law."). Consequently, in a case of first impression, where Delaware courts have addressed a similar issue, Minnesota courts are likely to look to Delaware for guidance in reaching a conclusion.

The DGCL, as it existed at the time that CA was decided, was very similar to Minnesota law in describing the duties of directors of a corporation. In fact, as noted above, the analogous DGCL provision allows, by its language, further flexibility than the MBCA for the board to comply with its fiduciary requirements by relying on governance exceptions present the corporation's certificate of incorporation. As noted above, the MBCA has no such express exceptions. Thus, a Minnesota court examining the legality of the Shareholder Proposal under the MBCA would, in our opinion, be persuaded by the reasoning of the Delaware Supreme Court in the CA case. The automatic reimbursement by the corporation of the expenses of all nominees, as dealt within the CA case, and the requirement that all nominees be included in the corporation's proxy statement, as would be required by the Shareholder Proposal, would both require the corporation to promote the election of persons who, in the judgment of the board in fulfilling the board's fiduciary duties, are unsuitable as directors.

Section 302A.251 of the MBCA ultimately entrusts to the board of directors, in the sound exercise of their fiduciary duties after taking account all relevant information, the decision whether or not to include in the corporation's proxy statement information concerning a nominee for election as director. In making their decision, the directors may take into account any number of factors, among them the depth of support for the nominee(s) among the shareholders, the background and experience of the nominee(s), whether or not the nominee(s) have a criminal or regulatory history or ties with competitors or others which would make them undesirable as directors, etc. As such, assuming that the prerequisites for the application of the rule are present, a decision by the board as to whether or not to include any particular nominee(s) in the proxy statement is protected by the business judgment rule. The Shareholder Proposal, however, proposes to redefine and limit the board's ability to fulfill completely its responsibilities under its fiduciary duties in the context of the director election process. The Shareholder Proposal seeks to have Medtronic amend its governing documents to provide that all nominees who have been nominated by the requisite threshold number of shareholders be included automatically in the Medtronic's proxy statement, with no ability by the directors to discharge fully their fiduciary duties to evaluate and decide whether or not their inclusion would be in the best interests of the corporation and its shareholders. This is inconsistent with the management powers vested in, and the duties imposed upon, the Medtronic board of directors under the MBCA and, accordingly, violates Minnesota law.

III. Conclusion.

It is our opinion that the Shareholder Proposal, if implemented by Medtronic, would not be valid under the MBCA because the amendments which it envisions being adopted by the Medtronic's Board of Directors would violate the MBCA and, therefore, Medtronic lacks the power and authority to implement the Shareholder Proposal.

We are admitted to practice law in the state of Minnesota and the foregoing opinion is limited to Minnesota law. We have not considered and we express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. This opinion may not be quoted by, referred to or relied upon by you for any other purpose, or by any other party for any purpose, except that we understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so.

Very truly yours,

FREDRIKSON & BYRON, P.A.

By ______________________
Erik E. Malinowski, Vice President

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